SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

EXHIBIT 21

(CVM Ruling no. 481/09)

INFORMATION REGARDING THE APPRAISERS

1.         List the appraisers recommended by the management

Answer: The management of Braskem S.A. (“Braskem” or “Company”) hired PricewaterhouseCoopers Auditores Independentes (PwC), established in the City of São Paulo, State of São Paulo, at Av. Francisco Matarazzo, 1400, enrolled in the National Register of Legal Entities (CNPJ/MF) under no. 61.562.112/0002-01, originally registered with the Regional Accounting Council of the State of São Paulo under no. 2SP000160/O-5 and secondarily with the Regional Accounting Council of the State of Bahia under no. CRC 2SP000160/O-5 “F” BA (“pwc”), to prepare the appraisal of the book net equity of Companhia Alagoas Industrial - Cinal (“Cinal”), in order to determine the accounting entries into Braskem.

2.         Describe the qualification of the recommended appraisers

Answer: pwc was nominated by Braskem’s management to issue the appraisal report of the book net equity of Cinal, first because it is the company which audits Cinal, which makes it the most qualified company to confirm Cinal’s net worth, as well as to guarantee synergies among evaluations carried out recently and such equity appraisal. Additionally, pwc has great experience in doing this type of work, with several similar reports filed in the Securities Commission.

3.         Provide copy of all work and compensation proposals for the recommended appraisers

Answer: A copy of the work and compensation proposal for appraisers was made available to Braskem’s shareholders, through the IPE System, and can be found in CVM’s website (www.cvm.gov.br) and BM&FBOVESPA’s website (www.bmfbovespa.com.br).

4.         Describe any relevant relationship in the past three (3) years between the recommended appraisers and parties related to the company, as defined in the accounting rules regarding this issue

Answer: pwc renders auditing services to the company which holds the share control of the Company, to its controlled companies and the Company’s own controlled companies.

Companhia Alagoas

Industrial - CINAL

Valuation report of net book value
on September 30, 2010

Valuation report of the net book value of Companhia Alagoas Industrial – CINAL on September 30, 2010

Management

Companhia Alagoas Industrial – CINAL

Marechal Deodoro, Alagoas

  PricewaterhouseCoopers Auditores Independentes, a company headquartered in the city of São Paulo at Avenida Francisco Matarazzo, 1400, 9°, 10°, 13°, 14°, 15°,16° e 17° andares, Torre Torino, Água Branca, CEP 05001-100, with a branch office in the city of Salvador, Bahia at Rua Miguel Calmon, 555, 9° andar do Edificio Citibank, Comércio, CEP 40015-010, inscribed in the roll of corporate taxpayers (CNPJ/MF) under number 61.562.112/004-73, originally registered at the Regional Accounting Board of the State of São Paulo under number CRC 2SP000160/O-5, and secondarily registered at the Regional Accounting Board of the State of Bahia under number CRC 2SP000160/0-5 "F" BA, with its Articles of Incorporation registered at the 4th Civil Registry of Deeds and Documents for Legal Entities of São Paulo, São Paulo, on September 17, 1956, with subsequent amendments registered at the 2nd Civil Registry of Deeds and Documents for Legal Entities of São Paulo, São Paulo, with the last amendment dated June 30, 2010 recorded at the same 2nd Civil Registry of Deeds and Documents for Legal Entities of São Paulo, São Paulo on microfilm under number 105.955 on August 18, 2010, represented by its partner Mr. Felipe Edmond Ayoub, Brazilian, married, registered at the Regional Accounting Board of the State of São Paulo (CRC) under number 1SP187402/0-4 "S" BA, bearer of identification document (RG) number 158895085 SSP/SP, inscribed in the roll of individual taxpayers (CPF/MF) under number 125.046.418-85, with offices at the same address of the company being represented, appointed by Companhia Alagoas Industrial — CINAL ("Company") to determine the net book value of Companhia Alagoas Industrial — CINAL on September 30, 2010, in accordance with generally accepted accounting practices in Brazil, presents the result of  its work.

  The valuation of the net book value of Companhia Alagoas Industrial – CINAL was carried out in connection with the audit of the balance sheet on September 30, 2010, which was prepared by the management of Companhia Alagoas Industrial – CINAL, for the merger of the Company by Braskem S.A.

  We conducted our audit in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Company, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting practices used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

  Based on our work, we concluded that the value of the assets and rights, net of obligations, that comprise the net book value of Companhia Alagoas Industrial — CINAL, based on the balance sheet as of September 30, 2009, which is summarized in the attachment, is twenty-seven million, eight hundred thirty-three thousand, eight hundred sixty reais and forty-four centavos (R$27,833,860.44), and is recorded in the accounting books in accordance with the accounting practices adopted in Brazil.

  In compliance with the requirements of the Brazilian Securities and Exchange Commission, we inform that:

(a) in accordance with the professional rules established by the Federal Accounting Board, we are not aware of any direct or indirect conflicts of interest or any other circumstances representing a conflict of interest with regard to the services rendered by us and described above; and

(b)   we are not aware of any attempt by the Company’s controlling shareholder or administrators to direct, limit, hinder or practice any acts that have or may have hindered the access to, the use or knowledge of information, assets, documents or work methodology relevant to the quality of the respective conclusions.

Salvador, November 23, 2010

PricewaterhouseCoopers                                                Filipe Edmond Ayoub

Auditores Independentes                                               Accountant CRC 1SP187402/O-4 “S” AL

CRC 2SP000160/O-5 “S” AL

Attachment to the valuation report of the net book value of

Companhia Alagoas Industria – CINAL

Summarized balance sheet of CINAL as of September 30, 2010

In Brazilian real

Assets		Liabilities
Current assets		Current liabilities
Cash and cash equivalents	360,840.12	Suppliers	838,560.62
Accounts receivable from clients	931,071.86	Wages and social charges	420,121.26
Inventories	1,295,312.58	Tax payable	428,127.12
Taxes recoverable	3,209,529.61	Advances from customers	3,401.49
Prepaid expenses	79,016.97		1,690,210.49
Other accounts receivable	78,297.25
	5,954,068.39
		Non-current liabilities
		Taxes payable	4,993,873.78
Non-current assets		Related parties	684,624.89
Taxes recoverable	2,084,812.18	Other accounts receivable	407,805.96
Judicial deposits	3,284,903.32		6,086,304.63
Other accounts receivable	1,419,163.91
Property, plant and equipment	22,867,427.76
	29,656,307.17	Shareholders’ Equity
		Capital stock	55,641,513.31
		Capital reserves	4,244,552.10
		Retained earnings	(32,052,204.97)
			27,833,860.44
Total assets	35,610,375.56	Total liabilities and shareholders’ equity	35,610,375.56

This attachment is an integral and inseparable part of the appraisal report of the net book value of Companhia Alagoas Industrial on September 30, 2010, issued by PricewaterhouseCoopers on November 23, 2010.

Balance Sheet at September 30, 2010
In reais

Assets		Liabilities and shareholders' equity

Current assets		Current liabilities
Cash and cash equivalents	360,840.12	Suppliers	838,560.62
Trade accounts receivable	931,071.86	Salaries and social charges	420,121.26
Inventories	1,295,312.58	Taxes payable	428,127.12
Taxes recoverable	3,209,529.61	Advances from customers	3,401.49
Prepaid expenses	79,016.97		1,690,210.49
Other accounts receivables	78,297.25
	5,954,068.39

Non current assets		Non current liabilities
Taxes recoverable	2,084,812.18	Taxes payable	4,993,873.78
Judicial deposits	3,284,903.32	Related parties	684,624.89
Other	1,419,163.91	Other payable	407,805.96
Property. plant and equipment	22,867,427.76		6,086,304.63
	29,656,307.17	Shareholders' equity
		Capital	55,641,513.31
		Capital reserves	4,244,552.10
		Accumulated deficit	(32,052,204.97)
			27,833,860.44
		Total liabilities and
Total assets	35,610,375.56	shareholders' equity	35,610,375.56

/s/ Joel Benedito Junior
Joel Benedito Junior
Contador
CRC-SP 113190-O/7

Statement of Operations
Nine-Month Period Ended September 30, 2010
In reais

Gross Sales	11,964,359.33
Taxes and returns on sales	(1,551,548.46)

Net Sales revenue	10,412,810.87
Cost of Sales and services rendered	(7,591,231.51)

Gross profit	2,821,579.36

Operation (expenses) income
Selling	(1,764,290.61)
General and administrative	(989,851.04)
Taxes	(190,756.05)
Depreciation	(409,345.65)
Proceeds from fixed assets and other disposals	(6,511.78)
Other operating (expenses) income. net	162,475.88

Operating loss before financial (expenses) income	(376,699.89)

Financial income (expenses)
Financial expenses	(147,552.85)
Financial income	39,081.89
(108,470.96)

Loss for the period	(485,170.85)

/s/ Joel Benedito Junior
Joel Benedito Junior
Contador
CRC-SP 113190-O/7

Statements of Changes in Shareholders' equity
In reais

		Capital reserves	Accumulated
	Capital	Tax incentives	deficit	Total
At December 31, 2009	55,641,513.31	4,244,552.10	(31,567,034.12)	28,319,031.29
Loss for the period			(485,170.85)	(485,170.85)
At September 30, 2010	55,641,513.31	4,244,552.10	(32,052,204.97)	27,833,860.44

/s/ Joel Benedito Junior
Joel Benedito Junior
Contador
CRC-SP 113190-O/7

Exhibit 1

BRASKEM S.A.

CNPJ/MF No. 42.150.391/0001-70

OPINION FROM THE AUDIT COMMITTEE

The undersigned members of the Audit Committee of BRASKEM S.A., in the exercise of the competence set forth in article 163, item III of Law No. 6,404/76, at a meeting held on the date hereof, after examining all documents related to the proposal of merger of Companhia Alagoas Industrial - CINAL (“Cinal”) with and into the Company, namely: Protocol and Justification of Merger, containing the reasons, purposes, criteria and conditions of the transaction, Accounting Appraisal Report of Cinal’s Net Equity, on the base date of September 30, 2010, elaborated by pwc, in order to establish the accounting entries in Braskem, and Cinal’s Financial Statements, accompanied by the opinions of the respective independent auditors, concluded, unanimously, that the examined documents are in order, reason why they understand that the merger and the legal consequences arising from it are a legitimate representation of the interests of the Company’s shareholders and are in compliance with the applicable legal and statutory rules and procedures, and issue a favorable opinion as to the approval of the aforementioned documents and proposal by the Extraordinary General Meeting to be called.

São Paulo/SP, November 30, 2010

Marcos Antonio Silva Menezes Membro Titular e Presidente Aluizio da Rocha Coelho Neto Membro Titular	Ismael Campos de Abreu Membro Titular Manoel Mota Fonseca Membro Titular

Antonio Luiz Vianna de Souza

Membro Titular

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Av. Antonio Carlos Magalhães, 3224, 20,21 e 22 andares, Caminho das Arvores, Pituba - CEP 41.820-000  São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

Braskem S.A.

Addendum to the

proposal for professional

independent audit services

August 2010

PricewaterhouseCoopers

Av. Francisco Matarazzo, 1400

Torre Torino

Caixa Postal 61005

05001-903 São Paulo, SP – Brasil

Telephone: +55 (11) 3674-2000

www.pwc.com/br

August 25, 2010

Attn: Mr. Joel Benedito Junior

Management

Braskem S.A.

Salvador, Bahia

Dear Sir:

The objective of this letter is to complement our mutual understanding of the services proposed to Braskem S.A. of the audit services requested by Braskem S.A. for their subsidiary Companhia Alagoas Industrial (“CINAL” or “Company”) in our Letter of Proposal for the provision of independent audit services formalized between PricewaterhouseCoopers Auditores Independentes and Braskem S.A. on April 14, 2010. All clauses of said letter remain unchanged, except for the modification and addition of the following services to the scope of our work:

a)      The audit examination of CINAL, planned for the base date of December 31, 2010, will be anticipated as per your request to the base date of September 30, 2010, while the remaining clauses of the agreement remain unchanged; and

b)      The issue of the valuation report determining the net book value of CINAL on September 30, 2010, to be used for the merger of CINAL shares by Braskem S.A.

For the audit service presented herein we propose a fee of thirty thousand Brazilian reais (R$ 30,000.00), to be paid in a single installment due on September 20, 2010.

Braskem S.A.

The expenses related to our services, such as: airfare, accommodations, postage, photocopies, communications, meals, mileage and transportation, among others, will be charged at cost as they occur through debit notices issued separately from the audit fees, limited to the amount of ten thousand Brazilian reais (R$10,000.00).

Our fees are based on the following assumptions:

(a)    The valuable and indispensable assistance of the company’s employees for the advance preparation of the analyses (analysis request) and conciliations of accounts required to close the accounts, which is indispensable for the audit examination and for identifying and separating documents in the records.

Note that correctly and fully completing the analysis request (to be delivered in advance) and in timely fashion is critical for ensuring that our work is performed efficiently and within the number of hours budgeted in the proposal. The process we have adopted of requesting that our clients prepare these analyses and statements is very advantageous and economical, since it allows our time to be dedicated exclusively to the audit/review of the data related to the accounts and not to their compilation.

(b)   Extraordinary consultations that involve our specialized departments or special services are subject to charges in addition to the fees described above, following your examination and prior approval.

(c)    The fee amounts stated above include taxes, contributions and other charges applicable to the services contracted in accordance with governing law on the date of this proposal. In the case of Services Tax (ISSQN), since PricewaterhouseCoopers is a company formed by professionals who practice a legally regulated profession, it pays ISSQN tax in a fixed amount calculated based on the number of professionals that form the company, with the resulting amount already included in our fee.

(d)   The schedule for visits, analyses and reports, and for the reports and analyses to be prepared by management, in alignment with PricewaterhouseCoopers, will be adequately formulated and met.

Braskem S.A.

If you are in agreement with services described in this letter and its requests, and if the terms above are acceptable, please send to our attention a copy of this letter with your signature in the spaces provided below

Sincerely,

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 “F” BA

/s/ Felipe Edmond Ayoub

Felipe Edmond Ayoub

Accountant CRC 1SP187402/O-4 “S” BA

Both parties mutually agree to the services and terms defined herein.

Represented by:

/s/ Joel Benedito Junior Joel Benedito Junior	SP, 22/08/2010 Date

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 01, 2010
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.